Sify Technologies Limited

(CIN: U72200TN1995PLC050809)

Registered Office: 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai

Taramani, Chennai 600 113, India.

E-mail: compliance.sify@sifycorp.com

Website: www.sifycorp.com

Phone: +91 44 2254 0770, Fax: +91 44 2254 0771

NOTICE

NOTICE is hereby given that the Eighteenth Annual General Meeting of Sify Technologies Limited will be held on Monday, July 28, 2014 at 11.00 A.M. at the Registered Office of the Company at 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai , Taramani, Chennai 600 113, India to transact the following business:

ORDINARY BUSINESS:

1.	To receive, consider and adopt the Audited Profit and Loss and Cash Flow Statements for the year ended March 31, 2014, the Balance Sheet as at that date together with the Notes to the Accounts and the Reports of the Board of Directors and the Auditors thereon.

2.	To declare Dividend for the year ended March 31, 2014.

3.	To appoint a Director in place of Mr Ananda Raju Vegesna (DIN 01598346), who retires by rotation and being eligible, offers himself for reappointment.

4.	To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT subject to the provisions of Section 139 and 141 and other applicable provisions, if any, of the Companies Act, 2013, M/s ASA & Associates, Chartered Accountants, Chennai, (ICAI Registration No. 009571N) be and are hereby appointed as the Statutory Auditors of the Company to hold office from the conclusion of this Annual General Meeting until the conclusion of the next AGM at a remuneration to be fixed by the Board of Directors on the recommendation of the Audit Committee.

SPECIAL BUSINESS:

5.	To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152 and any other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) read with Schedule IV to the Companies Act, 2013, Dr Hanuman Chowdary Tripuraneni (Dr T H Chowdary) (DIN 00107006), Director of the Company be and is hereby appointed as an Independent Director of the Company to hold office for a term of Five consecutive years from the conclusion of this Annual General Meeting.

6.	To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152 and any other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) read with Schedule IV to the Companies Act, 2013, Dr Kesava Rao Siripurapu (Dr S K Rao) (DIN 00239277), Director of the Company be and is hereby appointed as an Independent Director of the Company to hold office for a term of Five consecutive years from the conclusion of this Annual General Meeting.

7.	To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152 and any other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) read with Schedule IV to the Companies Act, 2013, Mr Chodavarapu Bala Mouli (Mr C B Mouli) (DIN 00042949), Director of the Company be and is hereby appointed as an Independent Director of the Company to hold office for a term of Five consecutive years from the conclusion of this Annual General Meeting.

8.	To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of Sections 149, 150, 152 and any other applicable provisions of the Companies Act, 2013 and the Companies (Appointment and Qualification of Directors) Rules, 2014 (including any statutory modification(s) or re-enactment thereof for the time being in force) read with Schedule IV to the Companies Act, 2013, Mr Chandrasekaran Ebenezer Srinivasan Azariah (Mr C E S Azariah) (DIN 06583815), Director of the Company be and is hereby appointed as an Independent Director of the Company to hold office for a term of Five consecutive years from the conclusion of this Annual General Meeting.

9.	Amendment to Articles of Association.

To consider and if thought fit, to pass with or without modifications, the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Section 14 and other applicable provisions if any, of the Companies Act, 2013, the Articles of Association of the Company be and is hereby amended by deleting the existing Article 56(a) and substituting with the following new Article 56(a):

56 (a) The Company shall have a Managing Director or Chief Executive Officer who can also be the Chairperson of the Company at the same time.

10.	Reappointment of Managing Director.

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the approval and recommendation of the Nomination and Remuneration Committee and the Board of Directors of the Company and subject to the provisions of Sections 196, 197, 203, Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 and all other related and applicable provisions, read with Schedule V of the Companies Act, 2013 and further subject to the approval of the Central Government, Mr Ananta Koti Raju Vegesna (Mr Raju Vegesna) (holding DIN 00529027), be and is hereby reappointed as the Chairman and Managing Director of the Company for a further period of Five years effective July 18, 2014 without any remuneration.

RESOLVED FURTHER THAT the Board of Directors of the Company be and is hereby authorised to alter and vary such terms and conditions of appointment in accordance with the approval of the Central Government, as may be agreed to by the Board of Directors and acceptable to Mr Raju Vegesna.

RESOLVED FURTHER THAT the Board of Directors be and is hereby authorised to take such steps as may be necessary and desirable to give effect to the above resolutions such as publication of notice in newspaper in accordance with Section 201 of the Act, and to make necessary application to the Central Government for its approval.

11.	Creation of security on the assets of the Company.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT in supersession of the Resolution passed by the shareholders of the Company at the Fourteenth Annual General Meeting held on 27.9.2010 under Section 293(1)(a) of the Companies Act, 1956, consent of the Company be and is hereby accorded to the Board of Directors under Section 180(1)(a) and other applicable provisions, if any, of the Companies Act, 2013, to create charge on all or any of the immovable and movable properties of the Company, wherever situated, both present and future for securing any loans and / advances already obtained or that may be obtained from Company’s Banks, or any other Banks, Financial Institutions or other Lending Institutions or person or persons and / or to secure any Debentures issued and / or that may be issued and all other moneys payable by the Company to the lenders concerned, within the overall limit of Rs.250,00,00,000 (Rupees Two Hundred Fifty Crores Only).

RESOLVED FURTHER THAT the Directors of the Company be and are hereby severally authorised to do all such acts, deeds and things and to execute all such documents or writing as they may deem necessary, usual, requisite or proper for the purpose of giving effect to the above resolution.

12.	Enhancement of Authorised Share Capital and Alteration of Capital Clause of the Memorandum of Association.

To consider and if thought fit, to pass with or without modification(s), the following resolution as an Ordinary Resolution:

RESOLVED THAT in accordance with the provisions of Section 61 and other applicable provisions, if any, of the Companies Act, 2013 and pursuant to Regulation 4 of Articles of Association, the Authorised Share Capital of the Company be and is hereby increased from Rs.185,10,00,000/- (Rupees One Hundred and Eighty Five Crores Ten Lakhs Only) divided into 18,51,00,000 (Eighteen Crores Fifty One Lakhs) Equity Shares of Rs.10/- each to Rs.204,00,00,000/- (Rupees Two Hundred and Four Crores only) divided into 20,40,00,000 (Twenty Crores Forty Lakhs Only) Equity Shares of Rs.10/- each by the creation of 1,89,00,000 (One Crore Eighty Nine Lakhs) Equity Shares of Rs.10/- each.

RESOLVED FURTHER THAT in accordance with the provisions of Section 61 and other applicable provisions, if any, of the Companies Act, 2013, Clause V of the Memorandum of Association of the Company be deleted and the following new Clause V be substituted therefor:

The Authorised Share Capital of the Company is Rs.204,00,00,000/- (Rupees Two Hundred and Four Crores only) divided into 20,40,00,000 (Twenty Crores Forty Lakhs Only) Equity Shares of Rs.10/- each

The Company shall have power at any time and from time to time to increase/reduce its Capital. Any of the said shares and any new shares may, at any time, and from time to time, be divided into shares of several classes in such manner as the Articles of Association of the Company prescribe and the shares of each class may confer such preferred or other special rights and privileges and impose such restrictions and conditions whether in regard to dividend, voting, return of capital or otherwise as will be prescribed in or under the Articles of Association.

13.	Allocation of shares under Associate Stock Option Plan 2014.

To consider and if thought fit, to pass with or without modification(s), the following resolution as a Special Resolution:

RESOLVED THAT in accordance with the provisions of Section 62(1)(b), Rule 12 of the Companies (Share Capital and Debentures) Rules, 2014 and other applicable provisions, if any, of the Companies Act, 2013, consent of the Company be and is hereby accorded to the Board of Directors of the Company (hereinafter referred to as the “Board,” which term shall include any Committee of Directors duly authorized in this behalf) to issue and allot upto 25,000,000 (Twenty Five Million) new Equity Shares of Rs.10/ each and/or American Depositary Shares (hereinafter referred to as “Stock Options”) as may be decided by the Board of Directors of the Company, directly or through the medium of warrants/fully convertible instruments or any other appropriate instruments or security, to the Employees (hereinafter referred to as “Associates”) of the Company and shall include Directors, other than Promoter Directors, including those of the Promoter Company, whether in India or abroad, at such other terms and conditions as the Board may in its absolute discretion think fit, in accordance with the provisions of the Company’s Associate Stock Option Plan 2014 (ASOP 2014), to the eligible Associates of the Company.

RESOLVED FURTHER THAT consent of the Company be and is hereby also accorded to the Board to grant such number of Stock Options as they may deed fit from the total allocated quantity to the eligible Employees of the Holding/Subsidiary/Associate Companies under ASOP 2014 from time to time.

RESOLVED FURTHER THAT consent of the Company be and is hereby also accorded to the Board to grant Stock Options to identified employees, during any one year, equal to or exceeding 1% of the issued capital of the Company at the time of grant of options.

RESOLVED FURTHER THAT the issue of Stock Options shall be in accordance with the terms and conditions as regards price, payment on application, allotment, entitlement to dividend and other rights, transferability and all other matters as stipulated in the ASOP 2014 and in accordance with any other guidelines, rules, regulations and laws to the extent applicable and subject also to the Memorandum and Articles of Association of the Company provided that:

a)	the price of the share shall not be less than such minimum price, if any, prescribed under any other rules, regulations and laws to the extent applicable and as determined by the Board.

b)	the Equity Shares issued upon exercise of the options shall rank pari passu in all respects with the existing Equity Shares save and except their entitlement to dividend which will commence only from the date of allotment of such Equity Shares and pro rata for the financial year in which the dividend is declared.

c)	each option granted to eligible Employees shall be entitled to one ADS or Equity share of nominal value of Rs.10/- each and each option shall vest after such minimum period as may be determined by the Board from time to time.

d)	the Company shall confirm to the accounting policies mandated by applicable laws or regulations as is applicable to such stock options.

e)	subject to the approval of the Stock Exchanges, the relevant Equity Shares, including the underlying shares in case of ADSs, shall be listed on the Stock Exchanges.

f)	the Company shall arrange to file necessary return with the Securities and Exchange Commission, USA., and such other statutory authorities as may be required in respect of the aforesaid additional allocation of Equity Shares to the Employees under the ASOP 2014.

g)	the Board shall have absolute discretion in formulating the details of the ASOP 2014 and also to amend the ASOP 2014 from time to time as they may deem fit and expedient.

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolutions, the Board or the Committee be and is hereby authorized to do all such acts, deeds, matters and things and execute all such deeds, documents, instruments and writings in connection with the various actions required under ASOP 2014 viz. formulating the Rules, Regulations, Eligibility criteria, Vesting Schedule, Expiry etc. under the ASOP 2014 and also to amend the same from time to time as they may deem fit and expedient without any further reference or approval from the shareholders of the Company or any other Statutory Authorities either in India or US, except to enhance the allocation of shares beyond the approved limit of 25,000,000 Equity Shares by the shareholders.

Chennai May 17, 2014	By Order of the Board For Sify Technologies Limited L V Veeranjaneyulu Y Company Secretary

Notes:

1.	A member entitled to attend and vote at the meeting is entitled to appoint proxy/proxies to attend and vote on his behalf and such proxy need not be a member of the company.

The instrument of Proxy in order to be effective, should be deposited at the Registered Office of the Company, duly completed and signed, not less than 48 hours before the commencement of the meeting.

2.	An Explanatory Statement pursuant to Section 102 of the Companies Act, 2013, setting out all material facts in respect of Special Business (Item No.5 to 13) is annexed hereto.

3.	Final dividend of Re.1 per share has been recommended by the Board of Directors for the year ended March 31, 2014 and subject to the approval of the shareholders at the Annual General Meeting is proposed to be paid on July 30, 2014.

4.	Dividend will be paid to those shareholders whose names appear on the Register of Members of the Company on June 20, 2014, the Record Date.

5.	All documents referred to in the accompanying Notice and the Explanatory Statement shall be open for inspection at the Registered Office of the Company during normal business hours on all working days up to and including the date of the Annual General Meeting of the Company.

Explanatory Statement in respect of the special business pursuant to Section 102 of the Companies Act, 2013.

Item No.5 to 8

In terms of Section 149(4) of the Companies Act, 2013 read with Rule 4 of the Companies (Appointment and Qualification of Directors) Rules, 2014, the Company is required to have at least two Directors as Independent Directors.

Presently, the Company has four Independent Directors viz. Dr T H Chowdary, Dr S K Rao, Mr C B Mouli and Mr C E S Azariah in compliance with the Regulations of Securities & Exchange Commission, USA. Further, the Audit Committee has three Independent Directors viz. Dr S K Rao, Mr C B Mouli and Mr C E S Azariah to comply with the Regulations of SEC and the Companies Act, 2013.

The Companies Act, 2013 mandates the appointment of Independent Directors within one year from the date of notification of this Section (i.e) before March 31, 2015. Hence, it is proposed to appoint the above four Directors as Independent Directors of the Company for a term of Five years from the conclusion of this Annual General Meeting.

Brief profile of the proposed Independent Directors are given below:

Dr T H Chowdary is a Director of our Company since February 1996. Dr Chowdary retired as the Chief Executive Officer of Tata Teleservices. He has held key positions in the ITU, Intelsat and other international telecommunications organizations during the course of his career and was involved in the establishment of the Centre for Telecommunications Management Studies (CTMS) at Hyderabad. Dr Chowdary is also a Director in Energy Leader Batteries India Private Limited, Softsol India Limited and Tera Software Limited.

Dr S.K. Rao is a Director of our Company since July 2005. Currently, Dr Rao is the Director General, Administrative Staff College of India, Hyderabad. Dr Rao previously worked at the Commonwealth Secretariat in London in various diplomatic capacities. He also worked as the Consultant for the United Nations and represented the Commonwealth Secretariat as an Observer at the meetings of the UN General Assembly. Dr Rao holds a MA and a PhD in Economics from Trinity College, Cambridge, U.K.

Mr C B Mouli is a Director and Chairman & Financial Expert of the Audit Committee of our Company since July 2005. Mr Mouli is a member of the Institute of Chartered Accountants of India and also holds a Bachelor of Law Degree. Mr Mouli is a partner of C B Mouli & Associates, a Chartered Accountants firm. He is a Director of Ammana Bio Pharma Limited and Ammana Equity Fund Private Limited.

Mr C E S Azariah is a Director of our Company since March 2013. He has served as CEO of Fixed Income Money Market and Derivatives Association of India. He has vast experience of more than 35 years in different segments of operations in State Bank of India and retired as Chief General Manager.

The above four Directors also possess the appropriate skills, experience and knowledge in one or more fields of Finance, Law, Management, Sales, Marketing, Administration, Research, Corporate Governance, Technical Operations or other disciplines related to the Company’s business.

The Company has also received the declaration from the four Directors confirming that they meet the criteria of independence as provided in Section 149(6) and abide by the provisions specified in Schedule IV of the Companies Act, 2013.

The Nomination and Remuneration Committee has reviewed the profiles and also the declarations given by the four Directors and recommended their appointment as the Independent Directors.

The Board considers that the continued association of the above four Directors would be of immense benefit to the Company and it is desirable to continue to avail their services as Independent Directors. Accordingly, the Board recommends the resolutions mentioned in Item No.5 to 8 relating to the appointment of four Independent Directors for the approval by the shareholders of the Company.

Memorandum of interest

Dr T H Chowdary, Dr S K Rao, Mr C B Mouli and Mr C E S Azariah are interested in the item No.5 to 8 as they relate to their appointment as Independent Directors.

Based on the information available to the Company, no other Director, Key Managerial Personnel of the Company and none of their relatives are interested or concerned in the resolutions set out at Item No.5 to 8.

Item No.9

In terms of the provisions of Section 203 (1) of the Companies Act, 2013, an individual shall not be appointed or reappointed as the Chairperson of the Company as well as the Managing Director or Chief Executive Officer of the Company at the same time unless the Articles of Association of the Company provides otherwise.

The present Articles of Association of the Company does not contain such clause (not required under the erstwhile Act).

Mr Raju Vegesna holds the position of Chairman & Managing Director.

The Board of Directors recommend alteration to the Articles of Association of the Company by deleting the deleting Article 56 (a) and substituting with new Article 56 (a) for same person to occupy at the same time as the Chairman and Managing Director of the Company.

The Resolution at Item No. 9 of the Notice is set out as a Special Resolution for approval by the members in terms of Section 14 of the Companies Act, 2013.

Memorandum of interest

Mr Raju Vegesna is interested in the item as it relates to his appointment as Chairman & Managing Director. Mr Ananda Raju Vegesna, Executive Director is also interested, by reason of being relative of Mr Raju Vegesna. Mr P S Raju, being the Nominee of M/s Infinity Capital Ventures, LP, USA, is also deemed to be interested in the Resolution.

Based on the information available to the Company, no other Director, Key Managerial Personnel of the Company and none of their relatives are interested or concerned in the resolution set out at Item No.9.

Your Directors recommend the resolution set out under Item No.9 for your approval.

Inspection of Documents

A copy of the Memorandum and Articles of Association of the Company together with the proposed amendment is open for inspection at the Registered Office of the Company during working hours till the date of the meeting.

Item No.10

At the Extraordinary General Meeting of the Company held on 29.12.2009, Mr Raju Vegesna was appointed as the Managing Director and Chief Executive Officer of the Company under Section 269 of the Companies Act, 1956 for a period of Five years effective from July 18, 2009 without any remuneration from the Company. His appointment was also approved by the Central Government under Part I of Schedule XIII of the Companies Act, 1956. His present term expires on July 17, 2014 and is eligible for reappointment.

Pursuant to the recommendation of the Nomination & Remuneration Committee, the Board of Directors have reappointed Mr Raju Vegesna as the Chairman & Managing Director of the Company for a further period of Five years effective July 18, 2014 without any remuneration from the Company.

In terms of Section 196 of the Companies Act, 2013, the above reappointment is subject to the approval of the shareholders at the Annual General Meeting. Further, as Mr Raju Vegesna, is a Non-Resident Indian, his reappointment as the Chairman & Managing Director of the Company is also subject to the approval of the Central Government under Part I of the Schedule V of the Companies Act, 2013.

In addition, the Company now seeks the approval of the ADR holders in U.S.A., for the reappointment of Mr Raju Vegesna as the Chairman & Managing Director of the Company.

Memorandum of interest

Mr Raju Vegesna is interested in the item as it relates to his appointment as Chairman & Managing Director. Mr Ananda Raju Vegesna, Executive Director is also interested, by reason of being relative of Mr Raju Vegesna. Mr P S Raju, being the Nominee of M/s Infinity Capital Ventures, LP, USA, is also deemed to be interested in the Resolution.

Based on the information available to the Company, no other Director or Chief Financial Officer or Company Secretary or their relatives are interested or concerned in the resolution.

Your Directors recommend the resolution set out under Item No.10 for your approval.

Item No.11

In terms of Section 293(1)(a) of the Companies Act, 1956, at the Annual General Meeting held on September 27, 2010, the shareholders of the Company have given authority to the Board of Directors to create security on the assets of the Company upto Rs.250 crores for securing the loans availed by the Company by way of an Ordinary Resolution.

However, the Companies Act, 2013 through Section 180(1)(a) has mandated the Company to get the approval of the shareholders by way of a Special Resolution to create security on the assets of the Company. The Government has also clarified that all the Companies should ensure the revised compliance within one year from the date of notification of the Section, which expires by September 11, 2014.

Hence, it is proposed to get the approval of the shareholders by a Special Resolution under Section 180(1)(a) of the Companies Act, 2013 at the Annual General Meeting to authorise the Board of Directors to create security on the assets of the Company as and when they borrow funds for the Company in accordance with the provisions of the Act.

Memorandum of interest

None of the Directors and Key Managerial Personnel of the Company and their relatives is concerned or interested, financial or otherwise, in the resolution set out at Item No.11.

Your Directors recommend the resolution set out under Item No.11 for your approval.

Item No. 12

The Company is planning to grant fresh stock options to the Associates upto 25 million Equity Shares of Rs.10/- each under Associate Stock Option Plan 2014 (ASOP 2014) as stated in Item No.13. The present Authorised Capital of the Company is not sufficient to cover the shares to be issued to the Associates under the Plan. It is therefore necessary that the Authorised Share Capital of the Company be increased to enable your Directors to consider the grant of stock options to the Associates from time to time.

Hence, your Directors propose to increase the Authorised Share Capital from Rs.185.10 crores to Rs.204 crores by the creation of 1,89,00,000 (One Crore Eighty Nine Lakhs) Equity Shares of Rs.10/- each which will rank pari passu in all respects with the existing Equity Shares of the Company. The proposed increase of Authorised Share Capital requires the approval of the shareholders in a General Meeting.

Consequent upon the enhancement of Authorised share capital, the capital clause of the Company’s Memorandum of Association will also be suitably amended.

Memorandum of interest

None of the Directors and Key Managerial Personnel of the Company and their relatives is concerned or interested, financial or otherwise, in the resolution set out at Item No.12.

Your Directors recommend the resolution set out under Item No.12 for your approval.

Inspection of Documents

A copy of the Memorandum and Articles of Association of the Company together with the proposed amendment is open for inspection at the Registered Office of the Company during working hours till the date of the meeting.

Item No.13

The Company had formulated a series of Associate Stock Option Plans (ASOP) in the last 15 years to incentivise and reward Associates for improving efficiency and productivity. For this purpose, the shareholders had authorised the Board from time to time to issue and allot upto 7,733,000 Equity Shares of Rs.10/- each to the Associates of the Company, including Employees and Directors of the Company and its Subsidiaries under the Associate Stock Option Plans 1999, 2000, 2002, 2005 and 2007.

The Company is contemplating Business expansion plans including in US and Europe. In this context, the Company is in process of recruiting senior professionals in the Industry with entrepreneur drive. These personnel are to be incentivized on profit sharing model based on stock. Hence, it is proposed to introduce a new Stock Option Plan under Associate Stock Option Plan 2014 (ASOP 2014) for granting as Equity Shares and/or American Depositary Shares linked warrants to the eligible Associates of the Company and its Holding/Subsidiaries/Associates. For this purpose, it is planned to allocate 25 million Equity Shares of Rs.10/- each under ASOP 2014.

The Plan gives the Compensation Committee the absolute discretion and power in formulating the Rules, Regulations, Eligibility criteria, Vesting Schedule, Expiry etc. of the Plan and also to amend the same in the Plan from time to time as they may deem fit and expedient without any further reference or approval from the shareholders of the Company or any other Statutory Authorities either in India or US, except the allocation of 25 million Equity Shares approved by the shareholders.

Disclosure required under Rule 12(2) of the Companies (Share Capital and Debentures) Rules, 2014:

S.No.	Disclosure required	Details
(a)	Total number of stock options to be granted	25,000,000
(b)	Identification of classes of employees entitled to participate in the Employees Stock Option Scheme	Management identifies the employees based on the potential to contribute to the growth of the Company
(c)	Appraisal process for determining the eligibility of employees to the Employees Stock Option Scheme	Compensation Committee will determine eligibility of employees to ESOP based on the role, function, past performance where applicable, potential and other performance metrics.

(d)	Requirements of vesting and period of vesting	To be recommended by Compensation Committee and approved by Board from time to time. The total allocation might be split into multiple plans to recognise and reward existing employees for part performance, New employees and for different layers of associates. The plans approved by the Board will be communicated to the members in the Directors’ Report.
(e)	Maximum period within which the options shall be vested	60 months
(f)	Exercise price or the formula for arriving at the same	At a discount of 10% of the ADR Price on the grant date or such other basis as may be decided by the Board of Directors.
(g)	Exercise period and process of exercise	To be decided by the Board of Directors.
(h)	Lock-in period, if any	To be decided by the Board of Directors.
(i)	Maximum number of options to be granted per employee and in aggregate	To be decided by the Compensation Committee.
(j)	Method which the Company shall use to value its options	On Fair Value of the shares on the date of exercise
(k)	Conditions under which option vested in employees may lapse	On expiry of 60 months from the date of grant
(l)	Specified time period within which the employee shall exercise the vested options in the event of a proposed termination of employment or resignation of employee	One month after getting relieved from the service
(m)	Statement to the effect that the Company shall comply with the applicable Accounting Standards	The Company shall comply with the applicable Accounting Standards

Memorandum of interest

The Directors, Chief Financial Officer and Company Secretary are directly interested or concerned in the resolution to the extent of the grant of options they may be given.

Your Directors recommend the resolution set out under Item No.13 for your approval.

Chennai May 17, 2014	By Order of the Board For Sify Technologies Limited L V Veeranjaneyulu Y Company Secretary